Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

March 1, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James E. O’Connor, Esquire
Ms. Christina DiAngelo

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Core Plus Bond Fund (the “Core Plus Bond Fund”), below you will find the Registrant’s responses to the comments conveyed by you on February 15, 2013 and on February 19, 2013 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganizations involving the Registrant and The Advisors’ Inner Circle Fund (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 23, 2013 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Legal Comments – February 15, 2013

Proxy Statement/Prospectus

Letter to Shareholders:

1.
Comment:  The letter to shareholders states that the Target Fund’s investment adviser believes that reorganizing the Target Fund into the Acquiring Fund will be beneficial to the Target Fund and its shareholders.  This proxy statement/ prospectus should disclose whether this belief is shared by the Board of Trustees of the AIC Trust.  This would buttress the last statement of the third full paragraph (“The AIC Trustees recommend that you vote FOR the proposed reorganization.”), which is now an unsupported recommendation.

Response:  In response to your comment, we have included the following sentence as the new last sentence of the third full paragraph of the letter to shareholders:

For information regarding the factors that were considered by the AIC Trustees when approving the proposed reorganization, please refer to the section entitled “Board Considerations” in the enclosed Combined Proxy Statement/Prospectus.

2.
Comment: Will access to the Registrant’s large distribution platform benefit the Target Fund’s investment adviser?  Could the investment adviser, in time, be the subadviser to a larger, more stable fund?  Could the investment adviser be better compensated, on a net basis, as the subadviser of such a fund?  Is there any sense in which the investment adviser could be said to be the recipient of a merger-related payment requiring the satisfaction of the test in Section 15(f) of the Investment Company Act?

Response:  It is possible that the Target Fund’s investment adviser could benefit from access to the Registrant’s large distribution platform to the extent it results in an increase in Acquiring Fund assets, since the Target Fund’s investment adviser, as subadviser to the Acquiring Fund, will be paid a fee based on a percentage of the Acquiring Fund’s assets.  However, it is also possible that access to the Registrant’s large distribution platform fails to result in an increase in Acquiring Fund assets.  The Registrant is unable to speculate as to whether the Target Fund’s investment adviser could become the subadviser to a larger, more stable fund.  Finally, the proposed reorganization does not involve the sale of securities of, or the sale of other interests in, the Target Fund’s investment adviser and thus the Registrant does not believe that the proposed reorganization raises issues under Section 15(f) of the Investment Company Act.

U.S. Securities and Exchange Commission

Overview: Why is the Reorganization being proposed?

3.
Comment:  In the second paragraph, you state that the Target Fund’s investment adviser does not expect that the proposed Reorganization will result in a change in the level or quality of services shareholders of the Acquiring Fund will receive compared to the services currently received as shareholders of the Target Fund.  Disclose what the Board expects, as well.

Response:  The fact that the Target Fund’s investment adviser does not expect that the proposed Reorganization will result in a change in the level or quality of services shareholders of the Acquiring Fund will receive compared to the services currently received as shareholders of the Target Fund was one of the factors considered by the Target Fund’s Board when making its determination that participation in the Reorganization is in the best interest of the Target Fund and its shareholders.  We have revised the list of factors in the section of the proxy statement/prospectus entitled “Board Considerations” to include this as a factor considered by the Target Fund’s Board.

4.
Comment:  In the second paragraph, you state that the AIC Trustees recommend that shareholders vote in favor of the proposed Reorganization.  It would be helpful to disclose the basis for this otherwise unsubstantiated recommendation.

Response:  In response to your comment, we have included the following sentence as the new last sentence of the second paragraph of this section:

For information regarding the factors that were considered by the AIC Trustees when approving the proposed Reorganization, please refer to the section below entitled “Board Considerations”.

Overview: Has the Board of the Target Fund approved the proposed Reorganization?

5.	Comment: This section is about the Board’s approval. What the investment adviser proposed and the reasons for the proposal are irrelevant unless they were the basis for the Board’s approval.

Response:  We have removed the discussion regarding what the investment adviser proposed and the reasons for its proposal from this section of the proxy statement/prospectus.

Overview: How will the number of shares of the Acquiring Fund that I will receive be determined?

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6.
Comment:  You state that immediately prior to the Closing, the Target Fund’s assets will be valued under different valuation procedures than those currently used by the Target Fund.  Inform us about this difference in the valuation procedures.

Response:  We have amended the disclosure as indicated below:

The total value of your holdings should not change as a result of the Reorganization.  Although the Target Fund’s assets will be valued, immediately prior to the Closing, under the NMF Trust’s valuation procedures, such valuation procedures and the AIC Trust’s valuation procedures are substantially the same with respect to fixed income securities. In particular, under both sets of valuation procedures, fixed income securities are valued at the last quoted bid price. TSW and NF Advisors do not expect any material difference in the valuation of the Target Fund’s assets as a result of using the NMF Trust’s valuation procedures. Based on testing conducted prior to the Reorganization, TSW and NF Advisors have found that the prices of the portfolio securities of the Target Fund determined using the NMF Trust’s valuation procedures were the same as compared to the prices of the portfolio securities determined using the AIC Trust’s valuation procedures.

Overview: How do the fees of the Acquiring Fund compare to those of the Target Fund?

7.
Comment:   Please make clear that following the merger, the Target Fund shareholders will experience an expense reduction of only five basis points.  We note that the comparative fee table does not reflect the effect of the Target Fund’s voluntary expense waiver.  Clarify whether shareholders of the Acquiring Fund can expect any other immediate expense reductions.  We also note that there is no explanation of why the Acquiring Fund’s “other expenses” will be so significantly lower.  Please provide one where appropriate.  The expense waiver agreement will end in less than two years.  Please disclose whether the investment adviser currently expects to extend it.

Response:  In response to your comment, we have added the following disclosure to the end of the first paragraph of the section:

As noted in the “Comparison of Fee Tables” section below, TSW currently voluntarily limits the annual operating expenses of the Target Fund to 0.75%.  NF Advisors has contractually agreed to limit the annual operating expenses of the Acquiring Fund to 0.70%, as shown in the

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table below, subject to the exclusions noted.  Target Fund shareholders would therefore experience a net expense reduction of 0.05% following the proposed Reorganization.

Registrant does not anticipate any other immediate expense reductions.  We respectfully decline to add disclosure regarding other expense reductions, “other expenses” or the adviser’s expectations regarding the extension of the expense waiver agreement, as such disclosures are not required in the Registration Statement.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Fee Tables

8.
Comment:  Please add a statement after the bold text on page 8 indicating that if the expense waiver for the Target Fund were to be included, the difference in fees between the Target Fund and the Acquiring Fund would be less.

Response:  In response to your comment, we have added the following sentence to the end of the paragraph:

If the expense waiver for the Target Fund were to be included in the calculation of annual fund operating expenses, the difference in fees between the Target Fund and the Acquiring Fund would be less.

9.	Comment: Add a footnote to the table on page 8 describing the effect of the Target Fund’s voluntary fee waiver on total expenses.

Response:  The Registration Statement currently describes the effect of the Target Fund’s voluntary fee waiver on total expenses in the bold text on page 8, above the fee table.  This was intended to prominently display information about the voluntary waiver, while complying with Form N-1A’s prohibition against reflecting voluntary fee waivers in the fee table.  We have retained the bold text, and added the following footnote as footnote 5 to the table:

TSW currently voluntarily limits the annual operating expenses of the Target Fund to 0.75%.

10.	Comment: If the Board has any expectation that it would consent to termination of the waiver agreement within the contractual period, please disclose it.

Response:  The Board does not have any such expectation. As such, we have not added disclosure stating that the Board has such an expectation.

Comparison of the Target Fund and the Acquiring Fund: Expense Example

11.	Comment: Please add a footnote to the table disclosing the effect of the voluntary fee waiver in Year 1.

U.S. Securities and Exchange Commission

Response:  In response to your comment, we have added the following footnote to the table:

TSW currently voluntarily limits the annual operating expenses of the Target Fund to 0.75%.  Taking into account this voluntary fee waiver, your costs if you sold all of your shares after one year would be $77.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Investment Objectives, Strategies and Risks

12.
Comment:  In the first paragraph under the “Investment Strategies” section, please revise the disclosure to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities.”  See Rule 35d-1(d)(2).

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy. Additionally, the Registrant notes that Form N-1A dictates (at Instruction 3 to Item 9) that “[a] negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.”

13.	Comment: As subadviser, will TSW have the same amount of investment discretion that it had when managing the Target Fund? Please provide the appropriate disclosure.

Response: Yes. TSW will have discretion to manage the Acquiring Fund’s portfolio, subject to the supervision of NF Advisors and the NMF Board.  We respectfully decline to provide additional disclosure in the Registration statement, as we believe this is sufficiently clear as written.

14.	Comment: Is the management process of TSW actually set forth in the current prospectus of the Acquiring Fund? The merger has not yet taken place.

Response:  The management process of TSW is set forth in the current prospectus of the Acquiring Fund. The current prospectus of the Acquiring Fund was written in anticipation of the merger with the Target Fund, and therefore in anticipation of TSW’s management of the Acquiring Fund’s portfolio.

15.	Comment: On page 10, please add the word “Acquiring” to the word “Fund” to clarify which fund is being described in the discussion “below.”

U.S. Securities and Exchange Commission

Response:  We respectfully decline to accept this comment, as we believe that the lead-in sentence stating that the disclosure “below” reflects the management process of TSW “as described in the Acquiring Fund Prospectus” is sufficiently clear to indicate that the excerpt below is taken directly from the Acquiring Fund Prospectus, and therefore all references to “Fund” therein refer to the Acquiring Fund.

16.
Comment:  Previous disclosure states that the Fund will invest in high-yield bonds.  Disclose how that aspect of the strategy is consistent with being “risk averse,” as the Fund is described in this section.

Response:  In response to your comment, we have revised the first sentence of the fourth paragraph in the “Investment Strategies” sub-section as follows:

In managing the Fund’s assets, the subadviser attempts to moderate interest rate risk, seeking to preserve principal in periods of rising interest rates in an attempt to achieve above-average returns over the long run.  The subadviser structures the Fund based largely on its assessment of the following factors:

In addition, in contrast to a typical core bond strategy, the Fund, as a core plus bond fund, and as stated in the prospectus and in the Registration Statement, also invests a portion of its assets in high-yield bond funds that carry higher risks, but which potentially offer high investment returns.

17.
Comment:  Please explain to us how the Fund will preserve principal in periods of rising interest rates.  A bond fund could, for example, hedge out the interest rate risk to isolate the increasing quality of the portfolio created in an improving economy.  But the strategies disclosed below will mitigate losses, rather than preserving principal.

Response:  In response to your comment, we have revised the first sentence of the fourth paragraph in the “Investment Strategies” sub-section.  See our response to Comment #16 for these revisions.

U.S. Securities and Exchange Commission

18.	Comment: Please add a sentence explaining the concept of duration to the last paragraph of the “Investment Strategies” section.

Response:  In response to your comment, we have added the following sentence to the last paragraph of the “Investment Strategies” section:

Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.

19.
Adjusting maturity is mentioned in the beginning of the last paragraph of the “Investment Strategies” section, with respect to adjustments based on the adjustment of rates.  Why is maturity repeated in the context of “maturity ranges” toward the end of the paragraph?

Response:  In response to your comment, we have deleted the reference to “maturity ranges” in the first sentence of the last paragraph of the “Investment Strategies” section.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Purchase, Redemption and Exchange Procedures

20.
Comment: In the “Redemption Procedures” section, as in the sections on sales and exchanges, please disclose that the redemption price of each share of the Target Fund and the Acquiring Fund is based on the net asset value next determined after the redemption request is received in proper form by the Target Fund or the Acquiring Fund or their respective agents.

Response:  In response to your comment, we have added the following sentence to the first paragraph of the section:

The purchase price of each share of the Target Fund and the Acquiring Fund is based on the net asset value next determined after the order is received in proper form by the Target Fund or Acquiring Fund or their respective agents.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Business Structures, Shareholder Rights and Applicable Law

21.	Comment: In the “Right to Vote” section, under “Quorum and Voting,” rewrite the sentence describing the AIC Trust’s shareholders voting rights as follows:

Except as otherwise provided by the 1940 Act, for the AIC Trust, a majority of the shares that are outstanding as of the record date, present in person or by proxy, shall be a quorum for the transaction of business at a shareholders’ meeting and, if a quorum is

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present at any meeting, a majority of the shares voted decide any questions, except a plurality is necessary for the election of Trustees.

The description as currently written is inconsistent with those on pages 7 and 29 for the Target Fund, apart from the fact that it would be very difficult to achieve a quorum.  For example, the staff has taken the position that, for purposes of Securities Exchange Act Rule 16b-3(d), “broker non-votes should not be considered shares entitled to vote because the broker and proxy holder do not have the authority to vote the shares with regard to the plan.”  American Bar Association (June 24, 1993).

Response:  Because the disclosure included in the proxy statement/prospectus is pulled directly from the AIC Trust’s governing documents, we are unable to make this change.

Board Considerations

22.
Comment:  The first bullet point on page 24 states that “the Reorganization may provide investment benefits, in terms of investible scale and diversification potential.”  Clarify.  Was this the Board’s conclusion?

Response: This was not a conclusion made by the Board.  The fact that the Reorganization may provide investment benefits, in terms of investible scale and diversification potential, was a factor considered by the Board when making its determination that: (i) participation in the Reorganization is in the best interest of the Target Fund and its shareholders; and (ii) the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.

23.	Comment: Disclose the Board’s conclusion about the Target Fund’s continuing viability.

Response:  The Board did not make any specific conclusions about the Target Fund’s continuing viability.  The Board did, however, consider the future prospects of the Target Fund if the Reorganization is not effected, including the Target Fund’s continuing viability, when making its determination that: (i) participation in the Reorganization is in the best interest of the Target Fund and its shareholders; and (ii) the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.

24.	Comment: Disclose the Board’s conclusion about the reasonableness of the Plan of Reorganization.

Response:  The Board did not make any specific conclusions about the reasonableness of the terms of the Plan of Reorganization.  The Board did,

U.S. Securities and Exchange Commission

however, consider the reasonableness of the terms of the Plan of Reorganization when making its determination that: (i) participation in the Reorganization is in the best interest of the Target Fund and its shareholders; and (ii) the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.

Federal Income Tax Consequences of the Reorganization

25.
Comment:  This section states that a copy of the tax opinion will be filed with the SEC and available for public inspection.  We recognize that to be prudently relied upon, the tax opinion must be based upon the facts extant at the time of the Reorganization.  Consequently, we will not object to your filing the tax opinion after the Reorganization, given that the registration statement includes an undertaking in response to Item 16(12) of Form N-14 to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the proposed reorganization, and providing that you do file a post-effective amendment including the tax opinion within a reasonable time after its receipt.  Such post-effective amendment may be filed under Rule 485(b) under the Securities Act.  See Investment Company Filing Guidance (February 15, 1996).

Response:  We intend to file a tax opinion after the Reorganization, as anticipated by the comment.

Pro Forma Capitalization

26.	Comment: Please inform us about the differences in the valuation methodology of the Target Fund and the Acquiring Fund.

Response:   In response to this comment, we have amended the disclosure to remove the struck out disclosure and add the underlined disclosure below:

The total value of your holdings should not change as a result of the Reorganization.  Although the Target Fund’s assets will be valued, immediately prior to the Closing, under the NMF Trust’s valuation procedures, such valuation procedures and the AIC Trust’s valuation procedures are substantially the same with respect to fixed income securities. In particular, under both sets of valuation procedures, fixed income securities are valued at the last quoted bid price. TSW and NF Advisors do not expect any material difference in the valuation of the Target Fund’s assets as a result of using the NMF Trust’s valuation procedures. Based on testing conducted prior to the Reorganization, TSW and NF Advisors have found that the prices of

U.S. Securities and Exchange Commission

the portfolio securities of the Target Fund determined using the NMF Trust’s valuation procedures were the same as compared to the prices of the portfolio securities determined using the AIC Trust’s valuation procedures.

Voting Information: Effect of Abstention and Broker “Non-Votes”

27.
Comment: This disclosure is problematic in the context of this proxy statement/ prospectus.  A “broker non-vote” is a vote that is not cast on a “non-routine” matter under NYSE Rule 452 because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares, and the broker has not received voting instructions from the beneficial owner.  Broker non-votes exist, however, only where a single proxy contains both “routine” and “non-routine” proposals under NYSE Rule 452.  In such a case the brokers physically cross out the proposals on which they do not have voting discretion—the crossed-out proposals are the broker non-votes.  If the proxy includes both a routine matter and a non-routine matter, then the shares held in street name a present for quorum purposes and the effect of not voting on the non-routine proposal depends upon whether the vote requirement for that proposal is based upon a proportion of the votes cast (no effect) or a proportion of the votes entitled to be cast (effect of a vote against).  If, however, the only proposals at a meeting are non-routine, as in the case of this proxy statement/prospectus, there will be no broker discretionary voting on at least one proposal and there will be no broker non-votes present at the meeting.  The shares held in street name for which voting instructions have not been received will be treated identically to shares held by a record holder who does not appear at the meeting in person or by proxy, that is, the holder of those shares is not present for purposes of a quorum and effect on the vote on each proposal depends upon whether the vote requirement for that proposal is based on a proportion of the votes cast (no effect) or a proportion of the votes entitled to be cast (effect of a vote against).  As required by Item 21(b) of Schedule 14A, please revise the disclosure to reflect that, as a result of the combination of Rule 452 and Section 2(a)(42)(A) of the Investment Company Act, the uninstructed shares held by brokers will not be counted as shares present for purposes of a quorum and will have the effect of a vote against the proposal.

Response: In response to your comment, we have revised his section.  The updates section now reads as follows:

Effect of Abstentions and Broker “Non-Votes”

A broker non-vote occurs in connection with a shareholder meeting when the shareholders are asked to consider both “routine” and “non-routine” proposals.  In such a case, if a broker-dealer votes on the “routine” proposal, but does not vote on the “non-routine” proposal because (a) the shares entitled to cast the vote are held by the broker-dealer in “street name” for the beneficial owner, (b) the broker-dealer lacks discretionary

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authority to vote the shares; and (c) the broker-dealer has not received voting instructions from the beneficial owner, a broker non-vote is said to occur with respect to the “non-routine” proposal.  Because broker-dealers generally will not have discretionary authority to vote the shares held by the beneficial owners on the Proposal and the Proposal is the only item being submitted to shareholders for approval at the Meeting, the Target Fund does not expect there to be any broker non-votes on the Proposal.

The Target Fund expects that, before the Meeting, broker-dealer firms holding shares of the Target Fund in “street name” for a beneficial owner will request that the beneficial owner provide the broker-dealer voting instructions as to how to vote their shares.  Abstentions and broker non-votes, if any, will be counted as shares present for purposes of determining whether a quorum is present, but will not be voted for or against any adjournment or Proposal.  In addition, uninstructed shares held by broker-dealers and not returned to the Target Fund will not be counted as shares present for purposes of a quorum and will have the effect of a vote against the Proposal.

Accounting Comments – February 19, 2013

General comments

1.	Comment: Please provide an accounting survivor analysis for the transaction.

Response: An accounting survivor analysis will be submitted as a separate correspondence.

2.
Comment:  Please confirm that there are no planned or forced sales of portfolio securities related to the merger of the Funds.  If there are planned or forced sales, disclose the broker-trading costs and per-share effect on the Funds.

Response:  There are no forced or planned sales of portfolio securities arising from the proposed merger of the Funds.

Notice of Special Meeting of Shareholders:

3.
Comment:  In the Notice of Special Meeting of Shareholders, proposal 1 refers to the acquisition by the Nationwide Core Plus Bond Fund of the “goodwill” of the TS&W Fixed Income Portfolio. Please explain the reference to “goodwill,” as Funds typically do not have goodwill on their balance sheets.

Response:  The Registrant includes a reference to goodwill because the Target Fund may have goodwill other than goodwill as meant in an accounting sense (e.g., the Internal Revenue Service has interpreted that term to include shareholders’ continued investment in a combined fund after a reorganization).

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Overview: Who will bear the expenses associated with the Reorganization?

4.	Comment: Please clarify what is meant by “conversion costs associated with the reorganization.”

Response:  “Conversion costs” refers only to the costs of the merger, such as legal, accounting, printing and mailing costs.

5.	Comment: Please provide an estimate of the total cost of the reorganization.

Response:  Because the cost of the merger will not be borne by shareholders, we do not believe it is material or appropriate to include in the Registration Statement. We note than we estimate the total cost of the reorganization to be $300,000.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Fee Tables

6.	Comment: With regard to footnote 4, please clarify whether acquired fund fees and expenses are excluded from the expense limitation agreement.

Response:  In response to this comment, we have amended footnote 4 to indicate that acquired fund fees and expenses are excluded from the expense limitation agreement.

Comparison of the Target Fund and the Acquiring Fund: Expense Example

7.	Comment: The Expense Example assumes a 5% return each year and no change in expenses. If the expense example takes into account the expense limitation agreement, please clarify this in the disclosure.

Response:  In response to this comment, we have amended the disclosure to read add the underlined text as follows:

It assumes a 5% return each year and no change in expenses, and takes into account the expense limitation agreement in effect until February 28, 2015 for the Acquiring Fund.

The Proposed Reorganization: Agreement and Plan of Reorganization

8.	Comment: Describe the differences in the valuation procedures of the NMF Trust and the AIC Trust. Please quantify the effect of any difference on the Target Fund’s NAV.

U.S. Securities and Exchange Commission

Response:  As described in our response to Legal Comments 6 and 26 above, the valuation procedures of the NMF Trust and the AIC Trust are substantially the same with respect to fixed-income securities. Registrant therefore anticipates that the use of the NMF Trust’s valuation procedures will have no effect on the Target Fund’s NAV.

Pro Forma Capitalization

9.	Comment: Note that the Acquiring Fund will have additional share classes other than the class into which Acquired Fund shares will be reorganized.

Response:  The “Class Structure” sub-section on page 16 of the Registration Statement begins with the following sentence: “The Target Fund offers one class of shares, while the Acquiring Fund offers Class A, Institutional Service Class and Institutional Class shares.” We respectfully decline to accept this comment, as we believe that it is not necessary to repeat this information in the Pro Forma Capitalization section.

10.	Comment: The paragraph under the capitalization table refers to a “non-material diminution in value” of the Target Fund’s holdings. Please quantify the potential diminution in value

Response:  Please see our response to Legal Comments 6 and 26 above, in which the reference to a “non-material diminution in value” is removed, and the following sentence is added to the end of the paragraph in question:

Based on testing conducted prior to the Reorganization, TSW and NF Advisors have found that the prices of the portfolio securities of the Target Fund determined using the NMF Trust’s valuation procedures were the same as compared to the prices of the portfolio securities determined using the AIC Trust’s valuation procedures.

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Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire